Exhibit 77M


	A Plan of Liquidation of Great Plains International Equity Fund the "Plan") was made as of June 16, 2000, by Great Plain Funds, a Massachusetts business trust ("Great Plains"), on behalf of two of its series designated Great Plains International Equity Fund ("International Fund") and Great Plains Equity Fund ("Equity Fund").

Great Plains: (a) is a business trust duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts; (b) is registered as an open-end management investment company under the Investment Company Act; and (c) currently has designated five separate series of shares of beneficial interest, two of which are known as International Fund and Equity Fund.

At a Regular Meeting of the Board of Trustees of Great Plains ("Board") held on May 9, 2000, the Board approved and adopted the Plan and deemed it advisable that Equity Fund, as the sole remaining shareholder of International Fund, redeem all of the shares of International Fund that it holds, and in return received all of International Fund's assets and assume all of International Fund's liabilities, whether accrued or not.

Colleen Avery, as Vice President of Great Plains, executed the
Plan on behalf of International Fund and Equity Fund.